Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Re-appointment of Ms Hanne Birgitte Sorensen as a Non-Executive Independent Director of the Company

Mumbai, May 13, 2022: Ms Hanne Birgitte Sorensen (DIN: 08035439) was appointed as a Non-Executive Independent Director of Tata Motors Limited (‘the Company’) with effect from January 3, 2018 for a term of five years, that is upto January 2, 2023.

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby inform you that the Board of Directors, based on the recommendation of the Nomination and Remuneration Committee, has approved re-appointment of Ms Hanne Birgitte Sorensen as a Non-Executive Independent Director of the Company for the second consecutive term of 5 years, that is from January 3, 2023 to January 2, 2028 (both days inclusive), subject to approval of shareholders of the Company by way of a Special Resolution.

We are reproducing herein below the brief details of the aforesaid re-appointment as prescribed in Annexure A, the content of which is self-explanatory.

Annexure A

Details under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read along with SEBI Circular CIR/CFD/CMD/4/2015 dated
September 9, 2015

Sr. No.	Particulars	Details of Ms Hanne Birgitte Sorensen
	Reason for change viz. appointment, resignation, removal, death or otherwise;	Re-appointment
Date of appointment/~~cessation~~ (as applicable) & term of appointment;

Re-appointed as a Non-Executive Independent Director for the second consecutive term of 5 years, i.e, from January 3, 2023 to January 2, 2028 (both days inclusive), subject to approval of the shareholders by way of Special Resolution at the forthcoming Annual General Meeting of the Company.

	Brief profile (in case of appointment);	Reproduced herein below as Annexure B
	Disclosure of relationships between directors (in case of appointment of a Director);	Nil
	Information as required pursuant to BSE circular ref no. LIST/ COMP/ 14/ 2018-19 and the National Stock Exchang of India Limited with ref no. NSE/CML/2018/24, dated June 20, 2018	Not debarred from holding the office of director pursuant to any SEBI order or any such authority.

Annexure B

Ms Hanne Birgitte Sorensen is a Danish national, born in 1965 and holds an MSc in Economics and Management from the University of Aarhus.

During the period 1994-2016, she was engaged in various roles within the A.P.Moller – Maersk A/S Group in Denmark, a conglomerate comprising of various companies, primarily specializing in the energy and transportation segment, inter-alia designated:

•	From 2014-2016 as the CEO of Damco, the Hague, Netherlands, a Supply Chain Management company specializing in retail, lifestyle, FMCG, technology and chemicals;
•	From 2012-13 as the CEO of Maersk Tankers, Copenhagen, the world’s largest product tanker company;
•	From 2008-12 as the Senior VP and Chief Commercial Officer of Maersk Line, Copenhagen, the world's largest container shipping company;

Ms Sorensen is presently on the Board of Directors and Committees of various companies, namely Holcim Limited, Ferrovial S.A., Sulzer Limited, Jagaur Land Rover Automotive Plc and its select subsidiaries and Tata Consultancy Services Limited.

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.